FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	April	…………………… ………………………… ,	2014

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-………………..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	April 2, 2014	By ……/s/…… Shinichi Aoyama………
(Signature)*

Shinichi Aoyama General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Extraordinary Report

1.	Reason for Filing

Canon Inc. (the “Company”) is filing this Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance relating to the Disclosure of Details of Corporations, etc. to report the approval of resolutions at the Ordinary General Meeting of Shareholders for the 113th Business Term (the “Ordinary General Meeting”) of the Company held at March 28, 2014.

2.	Description of Report
(1)	Date on which the Ordinary General Meeting was held:

March 28, 2014

(2)	Details of the Matters to be Resolved:

Item No.1: Dividend from Surplus

a.	Matters concerning allocation of dividend and its total amount:

65.00 yen per one common share of the Company

Total amount of dividend    73,904,961,260 yen

b.	Effective date of the dividend from surplus:

March 31, 2014

Item No.2: Partial Amendment to the Articles of Incorporation

It was proposed that a new paragraph be established to the effect that the Company may enter into contracts for limitation of liability with Outside Directors.

Item No.3: Election of Nineteen Directors

It was proposed that the following persons be elected as Directors:

Messrs. Fujio Mitarai, Toshizo Tanaka, Toshiaki Ikoma, Yoroku Adachi, Yasuo Mitsuhashi, Shigeyuki Matsumoto, Toshio Homma, Hideki Ozawa, Masaya Maeda, Yasuhiro Tani, Kenichi Nagasawa, Naoji Otsuka, Masanori Yamada, Aitake Wakiya, Kazuto Ono, Akiyoshi Kimura, Eiji Osanai, Kunitaro Saida and Haruhiko Kato.

Item No.4: Election of Three Audit & Supervisory Board Members

It was proposed that the following persons be elected as Audit & Supervisory Board Members

Messrs. Makoto Araki, Osami Yoshida and Kuniyoshi Kitamura.

Item No.5: Grant of Bonus to Directors

It was proposed that bonus be granted to the twenty-one Directors as of the end of this term, which totals 206,200,000 yen.

(3)	The number of voting rights concerning the indication of “for,” “against” or “abstention” for each item; Requirements for approving the items; and Results of resolutions

Item	For	Against	Abstention	Ratio of favorable votes	Results
Item No.1	8,132,028	4,239	40,690	95.82	Approved
Item No.2	8,115,859	19,737	41,366	95.63	Approved
Item No.3
Fujio Mitarai	7,644,592	478,783	53,520	90.08	Approved
Toshizo Tanaka	7,907,814	205,050	64,031	93.18	Approved
Toshiaki Ikoma	7,931,827	181,039	64,031	93.47	Approved
Yoroku Adachi	7,920,045	192,821	64,031	93.33	Approved
Yasuo Mitsuhashi	7,920,063	192,803	64,031	93.33	Approved
Shigeyuki Matsumoto	7,944,215	168,653	64,031	93.61	Approved
Toshio Homma	7,944,092	168,776	64,031	93.61	Approved
Hideki Ozawa	7,944,359	168,509	64,031	93.61	Approved
Masaya Maeda	7,944,377	168,491	64,031	93.61	Approved
Yasuhiro Tani	7,944,422	168,446	64,031	93.61	Approved
Kenichi Nagasawa	7,944,223	168,645	64,031	93.61	Approved
Naoji Otsuka	7,944,342	168,526	64,031	93.61	Approved
Masanori Yamada	7,944,344	168,524	64,031	93.61	Approved
Aitake Wakiya	7,944,405	168,463	64,031	93.61	Approved
Kazuto Ono	7,944,234	168,634	64,031	93.61	Approved
Akiyoshi Kimura	7,952,522	173,284	51,093	93.71	Approved
Eiji Osanai	7,952,851	172,955	51,093	93.71	Approved
Kunitaro Saida	7,990,320	153,003	33,579	94.15	Approved
Haruhiko Kato	7,986,540	156,783	33,579	94.11	Approved
Item No.4
Makoto Araki	7,870,762	260,532	45,620	92.75	Approved
Osami Yoshida	8,098,555	38,145	40,222	95.43	Approved
Kuniyoshi Kitamura	5,606,451	2,521,763	48,693	66.06	Approved
Item No.5	8,045,699	89,467	41,742	94.81	Approved

Note:	1.

The number of “for,” “against” or “abstention” of each item is the number of the voting rights that were exercised in advance by the day prior to the Ordinary General Meeting and voting rights which were held by the shareholders present at the Ordinary General Meeting and for which approval or disapproval of each item could be confirmed.

2.

The ratio of favorable votes of each item is the ratio of the number of votes in favor exercised in advance by the day prior to the Ordinary General Meeting, and those exercised by shareholders who were present at the Ordinary General Meeting and could be confirmed the indication, to the total number of voting rights of the shareholders present at the Ordinary General Meeting (the portion of the voting rights that were exercised in advance by the day prior to the Ordinary General Meeting, as well as those held by the shareholders present at the Ordinary General Meeting).

3.

The requirements for approval of each resolution are as follows:

-   For Item 1 and 5, a majority vote of the shareholders who are entitled to vote present at the Ordinary General Meeting;

-   For Item 2, not less than two-thirds (2/3) of the votes of the shareholders present at the Ordinary General Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders who are entitled to vote;

-   For Item 3 and 4, a majority vote of the shareholders present at the Ordinary General Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders who are entitled to vote.

(4)

Reason for not including certain voting rights held by shareholders present at the meeting in the number of voting rights: The aggregate number of (a) voting rights exercised in advance by the day prior to the Ordinary General Meeting and (b) voting rights by certain shareholders present at the Ordinary General Meeting through which approval or disapproval was able to be ascertained to each of the items, was sufficient to meet all requirements pursuant to the Corporation Law to approve all of the items. Accordingly, voting rights which were held by the shareholders present at the Ordinary General Meeting but for which the indication of “for,” “against” or “abstention” of each item could not be confirmed, were not counted.